UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GRAPHITE BIO, INC.

(Name of Issuer)

Common Stock, Par Value $0.00001 Per Share

(Title of Class of Securities)

38870X104

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38870X104	13G/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Matthew Porteus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,548,529 shares of Common Stock
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,548,529 shares of Common Stock
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,548,529 shares of Common Stock (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1% (2)
12.	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 3,528,529 shares of Common Stock held directly by Matthew Porteus and (ii) 20,000 shares of Common Stock issuable within 60 days after December 31, 2023 upon the exercise of options held directly by Matthew Porteus.

(2)

Percentage ownership is based on (i) 58,008,396 shares of Common Stock outstanding as of December 31, 2023 and (ii) 20,000 shares of Common Stock issuable within 60 days after December 31, 2023 upon the exercise of options held directly by Matthew Porteus, which have been added to the Common Stock reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 38870X104	13G/A	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Graphite Bio, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

611 Gateway Boulevard, Suite 120

South San Francisco, CA 94080

Item 2(a).	Name of Person Filing:

Matthew Porteus

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Graphite Bio, Inc.

611 Gateway Boulevard, Suite 120

South San Francisco, CA 94080

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

38870X104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a- 8).

(e) ☐ An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 38870X104	13G/A	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 3,548,529 shares of Common Stock which consists of (i) 3,528,529 shares of Common Stock held directly by Matthew Porteus and (ii) 20,000 shares of Common Stock issuable within 60 days after December 31, 2023 upon the exercise of options held directly by Matthew Porteus.

(b)	Percent of class: 6.1%

The foregoing percentage is calculated based on (i) 58,008,396 shares of Common Stock outstanding as of December 31, 2023 and (ii) 20,000 shares of Common Stock issuable within 60 days after December 31, 2023 upon the exercise of options held directly by Matthew Porteus, which have been added to the Common Stock reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,548,529

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,548,529

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 38870X104	13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2024

/s/ Matthew Porteus
Matthew Porteus